ITEM 77D

At a regular meeting held on March 4, 2002, the Board of Dreyfus Premier Equity Funds, Inc.-Dreyfus Premier Aggressive Growth Fund adopted a non-fundamental policy to invest at least 80% of the Fund's net assets in stocks.